News Release
AMEX, TSX Symbol: NG

NovaGold Provides Update on its Portfolio of Projects

February 25, 2008 - Vancouver, British Columbia - NovaGold Resources Inc. (AMEX: NG, TSX: NG) today provided an update on its portfolio of projects. NovaGold’s year-end financials and Annual Information Form will be released on February 28.

HIGHLIGHTS

•	Optimization studies ongoing at Donlin Creek in preparation for feasibility study
•	Rock Creek on target for commercial production, reserve/resource update provided
•	NovaGold and Teck Cominco studying alternative development strategies at Galore Creek
•	Ambler resource upgraded to indicated and inferred, public consultation underway as project moves through scoping and economic assessment
•	Forrest Kerr hydroelectric project advancing toward feasibility, with additional power potential
•	Exploration work underway at a number of promising early-stage properties
•	$30 million credit facility in place

MILESTONES FOR 2008

Significant project advancement milestones for 2008 include:

Donlin Creek
Resource update, increasing measured and indicated gold resources by 77% to 29.4 million ounces
21,000 meter expansion drilling program underway with the objective of identifying additional resources in East Acma target area
•	Resource update incorporating the remaining 20,000 meters of 2007 drilling
•	Continue to explore district with objective of identifying additional high-grade resources and potentially non-refractory ore to incorporate into mine plan
•	Continue to review project design, including potential to increase throughput and expand production
•	Identify optimal project design and complete studies required to advance the project to feasibility and permitting

Rock Creek
Updated feasibility study and go-forward economics
•	Commercial production, unhedged and estimated at over 100,000 ounces of gold on an annualized basis
•	NovaGold expects to be operationally cash flow positive with estimated $25 to $30 million free cash flow
•	District exploration opportunities with potential to increase annual production level and mine life

Galore Creek
New management team leading focused review of engineering and development strategies to reduce costs and identify a practical path forward

Ambler
National Instrument 43-101 compliant resource update
Public consultation underway
•	Complete preliminary economic assessment and continue engineering and environmental studies to identify optimal infrastructure, access and power designs

Additional properties
•	Completing Forrest Kerr feasibility study with potential to increase to ~195 MW
•	Evaluating ways to maximize value from portfolio of early-stage exploration properties
•	Focused exploration programs with the goal of identifying NovaGold’s next development-stage property

MAJOR PROJECT UPDATES

Donlin Creek

The Donlin Creek LLC is completing a series of optimization studies for power, logistics, processing and production levels with the objective of identifying the optimal design plan, including the potential to significantly increase throughput and expand the project. In particular, the Donlin Creek LLC is reviewing several power supply alternatives for the project. NovaGold anticipates having clarity on the go-forward plan for the project in the second half of 2008.

New Mineralization Identified

Recently released drilling by NovaGold and Barrick has highlighted the potential to expand Donlin Creek gold resources in the East Acma area. Of particular note were drill holes DC07-1556 with 299 meters of 5.26 grams per tonne (g/t) gold and DC07-1564 with 308 meters of 4.60 g/t gold, the two best holes yet drilled on the property for contained gold.

Subsequent late-season 2007 exploration drilling even further east of these East Acma intercepts again cut well mineralized intervals. Three holes were drilled up to 400 meters further to the east-south-east and intersected:

  DC07-1649 with 9 mineralized intervals totaling 72 meters grading 3.36 g/t Au
  DC07-1663 with 13 mineralized intervals totaling 190 meters grading 4.90 g/t Au
  DC07-1667 with 18 mineralized intervals totaling 267 meters grading 3.23 g/t Au

Mineralized intervals exceed 3 meters in length above a cutoff grade of 1 g/t. A maximum of 4 meters of continuous dilution is permitted. True widths have not yet been determined.

These holes continue to demonstrate excellent gold grades in the East Acma target area and expand mineralization along the shallowly plunging Donlin anticline, which contains the rhyodacite porphyry intrusive bodies that host the majority of the Donlin Creek mineralization. Similar geology projects roughly 1,000 to 1,200 meters further to the east and south from this new East Acma drilling, with the potential to add substantially to the overall resource.

The 2007 drill program and sampling protocol was managed by Barrick. All drill samples were analyzed by fire assay at ALS Chemex Labs in North Vancouver, B.C., Canada. Assay quality control and quality assurance standards were overseen by Barrick. Kevin Francis, P.Geo., Resource Manager for NovaGold, and a Qualified Person as defined by National Instrument 43-101, has reviewed the results of Barrick’s 2006 and 2007 drill programs and confirmed that procedures, protocols and methodologies used in the drill program conform to industry standards.

Exploration Program in 2008

The 2008 exploration program at Donlin Creek is underway and three drill rigs are currently focused on drilling the East Acma target area. NovaGold and Barrick have approved an initial 21,000 meter drill program at East Acma, designed to quickly determine the limits of mineralization in this expanding target area. The East Acma area is highly prospective for additional resource discovery and simply follows the structural projection of mineralized sill and dyke intersections within the Donlin anticline, which hosts the majority of resources at Donlin Creek. The initial exploration program should rapidly determine the limits of mineralization and will be used to aid in facility and infrastructure planning for Donlin Creek feasibility study. Should the initial expansion drilling prove successful, the partners are considering an additional 50,000 meters of infill drilling to begin to delineate mineralization recognized in the initial program.

Rock Creek

The team at Rock Creek continues to make progress to achieve the target of commercial production in mid-2008. Final construction efforts are focused on completion of the tailings storage facility. Jim Mallory has been appointed as General Manager of the Nome Operations. In addition, Peter Harris, Senior VP and Chief Operating Officer and Carl Gagnier, Executive VP are working closely with the Rock Creek team to help oversee the construction and operations teams and complete mine commissioning to ensure smooth operations in the future.

Updated Feasibility Study with Reserves and Economic Forecast

Norwest Corporation, an independent engineering services company located in Vancouver, Canada, has completed an updated feasibility study for NovaGold’s Rock Creek and Big Hurrah projects near Nome, Alaska. This study examined the economics of the project on a go-forward basis as of January 1, 2008, as the majority of the plant site construction and initial pit development had been completed. The study also provides an updated reserve and resource estimate.

The Rock Creek Feasibility Study was completed under the direction of Sean Ennis, P.Eng., Manager of Mining for Norwest and an independent Qualified Person as defined by National Instrument 43-101 (“NI 43-101”). Mr. Ennis has reviewed and approved the technical content of this news release regarding the Rock Creek Feasibility Study. An NI 43-101 compliant technical report will be filed on SEDAR by February 28, 2008.

The reserve and resource calculations are based on a US$500/oz gold price. Base case economics use a gold price of US$750/oz. As per the study recommendations, NovaGold plans to complete a new mine plan for the project based on more recent gold prices, providing further clarity on the economics and potential mine life of the Rock Creek project.

The Rock Creek mine is envisioned as a year-round 7,000 tonnes per day open-pit operation, with ore from Big Hurrah trucked in during the summer months to augment the mill feed. Currently the study assumes mining ore from Big Hurrah in 2008, though final sequencing is being evaluated as part of an updated mine plan. Using the base case US$750/oz, life-of-mine average cash operating costs are estimated at US$467 per ounce of gold produced. The after-tax net present value of US$107.2 million and US$92.4 million discounted at 0% and 5%, respectively, based on go-forward economics treating capital costs incurred prior to January 1, 2008 as sunk costs.

Rock Creek Mine NPV & IRR

	Base Case	Spot Case
Gold Price	$750 per ounce	$909 per ounce

NPV 0% discount – after tax	$107.2 million	$156.7 million
NPV 5% discount – after tax	$92.4 million	$136.2 million
IRR % discount – after tax	180%	265%
Note: NPV = net present value. IRR = internal rate of return.

The following table provides the updated production and economic estimates for the Rock Creek mine.

Production & Economic Estimates for Rock Creek Mine

Mine life	4 years
Production – average annual Production – life of mine	111,000 ounces of gold 446,750 ounces of gold
Average strip ratio	2.26
Life of mine average cash cost per ounce	US$467/oz of gold

The updated Rock Creek economics are based on a comprehensive study incorporating current costs and an updated production schedule for an open-pit operation lasting four years. While estimated costs have increased from those previously disclosed, reflecting industry-wide cost pressures, the go-forward economics for the Rock Creek mine remain robust. The overall project economics for the go-forward case are relatively insensitive to minor increases in capital costs as the remaining capital expenditures are relatively minor, whereas operating margins have increased significantly. Total capital committed to December 31, 2007 was estimated at US$141 million, including US$7.4 million of working capital. Capital costs remaining in 2008 are budgeted at US$16.8 million, including US$1.3 million of working capital. Economic evaluation of the total project economics, including all capital spent to date, shows the project has a negative NPV at the base case gold price of US$750/oz. However, the total project does achieve break-even assuming a gold price of approximately US$835/oz over the four-year production period using a 0% discount rate.

The updated reserve and resource estimate was prepared by Norwest Corporation. A detailed breakdown of tonnage, grade and contained metal is included in Appendix to this press release.

Upside Potential

Once commercial production is achieved, efforts will focus on further evaluation of the potential at the Saddle, Big Hurrah and Nome Gold targets, where resources have already been identified, with the goal of extending the Rock Creek mine life and potentially increasing annual production and cash flow. NovaGold believes that significant exploration potential remains in the region, and has budgeted over $5 million for exploration at Rock Creek in 2008. NovaGold completed 10,220 meters of reverse circulation drilling in 2007 focused on the exploration leases around the Rock Creek mine, including significant work on the nearby Saddle deposit where an historical gold resource has been estimated at nearly 300,000 ounces Drilling around the pit margin at Rock Creek continues to show positive results, and an evaluation is ongoing. NovaGold’s team will continue these exploration programs in 2008 with the goal of identifying additional mineralization that can be extracted and processed through the Rock Creek mill.

Rock Creek Litigation

On January 4, 2008, NovaGold announced that the United States Ninth Circuit Court of Appeals ruled in NovaGold’s favour on all counts regarding the appeal challenging the Clean Water Act permit for Rock Creek mine. The Ninth Circuit Court affirmed the June 2007 decision of the United States District Court for Alaska dismissing the lawsuit. On February 15, 2008, the plaintiffs filed a petition for panel rehearing and rehearing en banc with the Ninth Circuit Court of Appeals. The Appellate Court has not yet advised whether they will rehear the case, but the Company is confident that it will again be successful if this matter proceeds.

Galore Creek

The Galore Creek project is progressing through its revised schedule of review and construction demobilization. The Galore Creek Mining Corporation (“GCMC”) has completed its assessment of staffing and contractor requirements as the project moves to care and maintenance and has nearly concluded negotiating fair and equitable settlements with all contractors. The new GCMC management team has initiated numerous studies with the objective of identifying an alternative development strategy that would allow the partners to resume construction and advance Galore Creek toward production. GCMC anticipates that the first half of 2008 will be focused on a high-level review of the different engineering and construction possibilities that could improve the project’s economics. Once the alternatives have been narrowed down to one or two preferred options, GCMC will focus on completing the studies required to advance the project to feasibility.

Ambler

NovaGold advanced the Ambler project significantly in 2007. The exploration team completed nearly 3,000 meters of core drilling in five holes, and two exploration holes identified the existence of a deeper limb of a recumbent fold structure containing the same stratigraphy as the Arctic massive sulfide deposit. These drill results outline an area of approximately 4.5 square kilometers of productive stratigraphy within drill depth below and adjacent to the Arctic deposit. For comparison, the footprint of the Arctic deposit is only 0.75 square kilometers. Clearly exploration potential remains in this district.

NovaGold has appointed Lance Miller as Project Manager for the Ambler project. An experienced exploration geologist, Mr. Miller also has a strong business background and is well known in the Alaskan communities. Mr. Miller will move the project into the public consultation phase in 2008 as NovaGold works to complete a preliminary economic assessment and additional scoping studies.

SRK Consulting (US), Inc. has upgraded the historical Ambler resource to an NI 43-101 compliant estimate. With 16.8 million tonnes of Indicated Resource grading 4.14% copper, 6.03% zinc and 0.8 g/t gold and an Inferred Resource of 11.9 million tonnes grading 3.56% copper, 4.99% zinc and 0.7 g/t gold, the Ambler project is estimated to contain an Indicated Resource of 1.5 Blbs of copper, 2.2 Blbs of zinc and 0.4 Mozs of gold, with an additional Inferred Resource of 0.9 Blbs of copper, 1.3 Blbs of zinc and 0.3 Mozs of gold. This new estimate confirms that the Ambler project is one of the world’s largest undeveloped copper-zinc VMS deposits with very high grades and significant precious metal credits. On an equivalent metal basis, the average metal content exceeds 8% copper equivalent. A detailed breakdown of tonnage, grades and contained metal is provided in the attached Appendix.

Forrest Kerr

NovaGold added Forrest Kerr and a number of other promising hydroelectric projects to its portfolio through the acquisition of Coast Mountain Power in August 2006. To support its commitment to renewable energy and environmental sustainability at all of its projects, NovaGold has created NovaGreenPower, a wholly-owned subsidiary, and hopes to expand its portfolio of renewable energy projects. NovaGreenPower's largest asset is the Forrest Kerr run-of-river hydroelectric project, envisioned as one of British Columbia's largest run-of-river projects. Forrest Kerr is located on the Iskut River in northwestern British Columbia, approximately 280 kilometers (174 miles) north of Prince Rupert and 180 kilometers (112 miles) from the BC Hydro Meziadin substation. Forrest Kerr qualifies as a green power project under BC Hydro's Green Power Initiative.

Dan Woznow, recently appointed Vice President of NovaGreenPower, is working with Hatch Energy to complete an updated feasibility study for the Forrest Kerr hydroelectric project, with the intention of increasing the power output from its original 115 MW to approximately 195 MW. Completion of the feasibility work is scheduled for the first half of 2008. The Forrest Kerr project will have to go through an environmental approval process to authorize the increase in capacity, but has obtained all necessary land tenure for its development.

ABOUT NOVAGOLD

NovaGold is a gold and copper company engaged in the exploration and development of mineral properties in Alaska and Western Canada. The Company is rapidly moving to production at its 100%-owned Nome Operations in Alaska, which includes Rock Creek, Big Hurrah and Nome Gold. NovaGold owns 50% of the Donlin Creek gold project in Alaska, one of the world’s largest gold deposits, with Barrick Gold (50%). The Company owns 50% of the Galore Creek copper-gold-silver project in British Columbia in partnership with Teck Cominco. Also in Alaska, NovaGold is earning a 51% interest as manager of the high-grade Ambler copper-zinc-silver-gold project in partnership with Rio Tinto. NovaGold has one of the largest resource bases of any exploration or development-stage precious metals company. NovaGold trades on the TSX and AMEX under the symbol NG. More information is available online at www.novagold.net or by e-mail at info@novagold.net.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation; anticipated dates for receipt of permits and approvals, construction and production, and other milestones; anticipated results of drilling programs, feasibility studies and other analyses; anticipated availability and terms of future financing; estimated timing and amounts of future expenditures, and NovaGold’s future production, operating and capital costs, operating or financial performance, are forward-looking statements. Information concerning mineral resource estimates also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered if a mineral deposit were developed and mined. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include fluctuations in gold and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; the need for cooperation of government agencies and native groups in the exploration and development of properties and the issuance of required permits; the need to obtain additional financing to develop properties and uncertainty as to the availability and terms of future financing; the possibility of delay in exploration or development programs or in construction projects and uncertainty of meeting anticipated program milestones; uncertainty as to the outcome of litigation concerning permits at NovaGold’s Rock creek project and the potential impact on the construction schedule; uncertainty as to timely availability of permits and other governmental approvals; the competition for labour at our project sites; and other risks and uncertainties disclosed in NovaGold’s Annual Information Form for the year ended November 30, 2006, filed with the Canadian securities regulatory authorities, NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission, and other information released by NovaGold and filed with the appropriate regulatory agencies.

Cautionary Note Concerning Reserve and Resource Estimates

This press release and other information released by NovaGold uses the terms “resources”, “measured resources”, “indicated resources” and “inferred resources”. United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the United States Securities and Exchange Commission (the “SEC”) does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Mineral resources that are not mineral reserves do not have demonstrated economic viability. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Inferred resources are in addition to measured and indicated resources. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically.

National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in this press release or released by NovaGold in the future, have been or will be prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. The requirements of NI 43-101 are not the same as those of the SEC, and reserves reported by NovaGold in compliance with NI 43-101 may not qualify as reserves under the SEC’s standards.

# # #

Contacts

Greg Johnson
Vice President, Corporate Communications and Strategic Development

Rhylin Bailie
Manager, Corporate & Investor Relations

604-669-6227 or 1-866-669-6227

Appendix

Rock Creek & Big Hurrah Reserve & Resource Estimate
Effective Date February 21, 2008

	Tonnes	Gold Grade (g/t)	Contained gold (ozs)
Probable Reserves (1)
Rock Creek	7,790,000	1.30	324,400
Big Hurrah	1,193,000	4.82	185,000
Total Reserves	8,983,000	1.76	509,400

Indicated Resources (2)(3)
Rock Creek	4,567,000	1.16	170,300
Big Hurrah	887,000	2.68	76,400
Total Indicated Resources	5,454,000	1.41	246,700

Inferred Resources (2)(3)(4)
Rock Creek	2,023,000	1.08	70,200
Big Hurrah	168,000	2.97	16,100
Total Inferred Resources	2,191,000	1.23	86,300
(1)	Reserves are constrained within a US$500/oz Au pit. Rock Creek reserve cut-off grade is 0.60 g/t Au. Big Hurrah reserve cut-off grade is 1.33 g/t Au.
(2)	Rock Creek resource cut-off grade is 0.60 g/t Au. Big Hurrah resource cut-off grade is 1.0 g/t Au.
(3)
Resource estimates are stated at the respective cut-off grades and exclusive of any proven and probable reserves tonnage and inclusive of inferred resources contained within the pit and indicated resources within the pit which are below the stated reserve net smelter return cut-off grade.

(4)
Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred Resources have a great amount of uncertainty as to their existence and whether they can be mined legally or economically. It cannot be assumed that all or any part of the Inferred Resources will ever be upgraded to a higher category. See “Cautionary Note Concerning Reserve and Resource Estimates”.

The mineral resource estimates for the Rock Creek and Big Hurrah deposits were prepared by Robert Sim, P.Geo. and Bruce Davis, FAusIMM using 3D block models based on geostatistical applications using commercial mine planning software (MineSight®). Resource modeling was performed using both ordinary kriging and inverse distance to a power squared, with validation models being prepared using a nearest neighbour approach. Mineral resources were classified according to drill hole spacing in the vicinity of a block.

Rock Creek has been explored by reverse circulation (RC) and core holes over a 16-year period. Currently, there are 25,427 meters of core drilling in 261 holes and 16,686 meters of RC drilling in 294 holes. There are also 1,490 meters of trenching. This model was tuned to give coefficients of variation for 10x5x5 meter blocks that are similar to those expected for 10x10x5 meter selective mining units; these were chosen by NovaGold for the 7,000 tpd open-pit operation presently under construction.

For Big Hurrah, the gold grade has been estimated using sample results from a total of 201 core holes, 139 RC holes and 68 trenches. Assays were capped to 70 g/t gold prior to compositing. The geologic domains, originally derived for the 2005 resource model and updated based on current drilling results, have been produced by NovaGold geological personnel representing the distribution of mineralization in relation to observed structural and alteration features. The gold grades were estimated into a block model with a block size of 2.5x2.5x2.5 meters and the change of support measured to ensure that it was representative of the proposed selective mining unit size.

An NI 43-101 compliant technical report for the reserve and resource estimate will be filed on SEDAR by February 28, 2008.

Ambler Arctic Project Resource Estimate at $100 Gross Metal Value/Tonne Cut Off(1)(2)
Effective date January 31, 2008

Resource Category	Tonnes (kt)	Copper %	Zinc %	Lead %	Gold (g/t)	Silver (g/t)
Indicated	16,841	4.14	6.03	0.94	0.826	59.60
Inferred(3)	11,944	3.56	4.99	0.80	0.674	48.40

Contained Metal	Copper (M lbs)	Zinc (M lbs)	Lead (M lbs)	Gold (M ozs)	Silver (M ozs)
Indicated	1,538	2,237	350	0.447	32.29
Inferred(3)	937	1,313	210	0.259	18.58
Notes: Resources reported on 100% project basis. NovaGold is earning a 51% interest in the Ambler project.
(1) Gross metal value was calculated using metal prices of US$2.25/lb Cu, US$525/oz Au, US$9.50/oz Ag, US$0.55/lb Pb and US$1.05/lb Zn. Metallurgical recovery has not been sufficiently tested; therefore, no metallurgical recovery has been applied.
(2) Mineral resources that are not mineral reserves do not have demonstrated economic viability.
(3) Inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of inferred resources will ever be upgraded to a higher category.

This resource estimate is based on data from 119 core drill holes, derived from drilling programs overseen by Kennecott (historically) and NovaGold Resources Inc. (2004–2007). The resources for the project are derived from the Vulcan block model using SG values and tabulated above a $100 gross metal value (GMV) cut-off. For the purpose of this resource estimate, the non-rejected SG measurements were categorized by rock type. Actual values within each zone were used to interpolate SG into the block model using inverse distance squared, but where SG sample density was too sparse, a default value of 4.2 was used in the mineralized zones. A default of 2.9, the average SG of non-rejected quartz mica schist samples, was used for all host rock. The block model was defined with an orientation of 49° to parallel the trend of the dominant recumbent fold. Blocks are 5m x 5m in the X and Y dimensions, and variable to within the closest 0.2m in the Z dimension in order to fit the volume of the narrow flat MS zones, as defined by the wireframe solid models. After the metal grades were estimated, a simplified GMV was calculated based on metal prices applied to each individual grade. The sampling protocol was completed with oversight by Russ White, P.Geo., of SRK Consulting, who is a Qualified Person as defined by NI 43-101. A rigorous quality control and quality assurance protocol was used on the project, including blank and reference samples with each batch of assays. All drill samples were analyzed by fire assay and ICP at ALS Chemex Labs in Vancouver, B.C., Canada. The resource estimate was completed under the oversight of Russ White. An NI 43-101 compliant technical report for the resource estimate will be filed on SEDAR.